EXHIBIT (A)
LINKTONE NEWS RELEASE
LINKTONE ANNOUNCES RESULTS OF EXTRAORDINARY GENERAL
MEETING RELATED TO MNC STRATEGIC INVESTMENT
SHANGHAI, China, January 30, 2008 — Linktone Ltd. (Nasdaq: LTON)(“Linktone”), a leading provider of interactive media and entertainment products and services to consumers in China, announced today the results of the extraordinary general meeting held on January 30, 2008 at 2:00 p.m. Beijing time at its principal executive offices at 12th Floor, Cross Tower, 318 Fuzhou Road, Huang Pu District, Shanghai, P.R.C., which was held in connection with the planned strategic investment by PT Media Nusantara Citra Tbk (“MNC”) of Indonesia. Linktone’s shareholders duly approved the following proposals:
•	the adoption of the acquisition agreement between Linktone and MNC and the issuance of up to 252 million ordinary shares to MNC;

•	the amendment of Linktone’s Amended and Restated Memorandum and Articles of Association to require that material transactions between Linktone and any holder of 5% or more of its share capital be approved (i) by a majority of the disinterested directors of Linktone’s board of directors, in the case of transactions valued at or above US$1 million, and (ii) by holders of a majority of the shares held by Linktone’s disinterested shareholders, in the case of transactions valued at or above US$10 million; and

•	the election of MNC’s designees to Linktone’s board of directors, subject to and effective upon the consummation of the subscription and purchase.
Linktone’s Chief Executive Officer Michael Li commented, “We believe that our companies will have a major opportunity to pursue advertising and WVAS cross-selling initiatives both in China and other Asian countries. We anticipate a very strong and mutually beneficial relationship that provides a great value proposition for shareholders going forward.”
As previously announced by Linktone, MNC will launch a partial tender offer in the United States within five business days after the conditions to the tender offer are satisfied or waived. The tender offer will be for up to 6 million of Linktone’s outstanding American Depositary Shares (“ADSs”) for US$3.80 per ADS.
ABOUT LINKTONE LTD.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.
For more information, please visit http://www.linktone.com, or contact Edward Liu at Edward.liu@linktone.com
ABOUT PT MEDIA NUSANTARA CITRA TBK
With operations encompassing from content production, content distribution, nationwide television networks, television program channels, newspaper, tabloid, and radio networks, MNC is the largest and only integrated media company in Indonesia. Future development will include acquisition and consolidation of Pay TV business to complement our content distribution activities. Our content library is the largest in Indonesia, comprising of entertainment and news content, which is increasing by more than 10,000 hours yearly. These contents are being accumulated from in-house productions, outsourced and from the operations of our multi-media platforms.
For more information, please visit www.mncgroup.com or contact David Audy at david.audy@mncgroup.com
FORWARD-LOOKING STATEMENTS
This announcement contains statements of a forward-looking nature based on the current expectations of Linktone Ltd. with respect to future events and are made only as of the date of publication. These forward-looking statements can be identified by words such as “intends,” “expects,” “will,” “believes” and similar expressions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include: the risk that Linktone will not be able to locate and retain suitable people for its board of directors and middle and senior management; current or future changes in the policies of the PRC Ministry of Information Industry and the mobile operators in China or in the manner in which the operators enforce such policies; the risk that other changes in Chinese laws and regulations, or in application thereof by other relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to develop and effectively market innovative services; and the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand. For additional information on factors that could cause Linktone’s actual results to differ from expectations reflected in these forward-looking statements, please see Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Except as required under applicable law, Linktone expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this document to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any statement is based.
Investor Relations

Edward Liu	Brandi Piacente
Linktone Ltd.	The Piacente Group, Inc.
Tel: 86-21-6361-1583	Tel: 212-481-2050
Email: edward.liu@linktone.com	Email: brandi@thepiacentegroup.com
NOTICE TO INVESTORS
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities by any person. The offer for the outstanding shares of Linktone described in this announcement has not commenced. Any offers to purchase or solicitations of offers to sell will be required to be made pursuant to offer documents filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with U.S. securities laws.
The offer documents required under U.S. laws, including Linktone’s recommendation statement, will contain important information, and shareholders and potential investors are urged to read them carefully when they become available before making any decision with respect to any offer. The recommendation statement and other documents filed with or furnished to the SEC are available for free at the SEC’s website (http://www.sec.gov). Free copies of these documents can also be obtained by directing a request to Linktone through the investor relations contacts listed above.